

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Brian Foote
Chief Executive Officer
Humbl, Inc.
600 B Street
San Diego, California 92101

> **Re: HUMBL, INC.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 29, 2021**
> **CIK No. 0001119190**

Dear Mr. Foote:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 29, 2021

Prospectus Cover Page, page i

1. Please revise your prospectus cover page, disclosure on page 7 and Plan of Distribution to identify Brighton Capital as an underwriter. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Recent Acquisitions, page 6

2. For the acquisitions of Tickeri, Inc. on June 3, 2021 and Monster Creative, LLC on June 30, 2021, please file the historical financial statements for each acquisition pursuant to Rule 8-04 of Regulation S-X. In addition, please present pro forma financial information for the effect of the acquisitions as if they had occurred on January 1, 2020 for the year

ended December 31, 2020 and the six month period ended June 30, 2021. Refer to Rules 11-01 and 11-02 of Regulation S-X. If you believe that these acquisitions are not significant, please explain why and provide your significance tests.

Risks Related to Our Common Stock

If we sell shares of our common stock under the EFA, our stockholders may experience immediate dilution . . ., page 20

3.   Please expand this risk factor to include disclosure about whether Brighton Capital can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect your share price.

Agreement with Brighton Capital, page 24

4.   Please expand this section to include disclosure about the material market activities of Brighton Capital, including any short selling of your securities or other hedging activities that Brighton Capital may or has engaged in, including prior to entering into the EFA and prior to the receipt of any shares pursuant to the terms of the agreement; and how Brighton Capital intends to distribute the securities it owns or will acquire.

Also include a discussion on how the provisions of Regulation M may prohibit Brighton Capital and any other distribution participants that are participating in the distribution of your securities from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and purchasing shares in the open market while the equity line is in effect.

Dilution, page 25

5.   Please provide us with your calculation of net tangible book value before and after the offering. We also note your reference to July 23, 2021. Please note these amounts should be calculated using your latest balance sheet.

Liquidity and Capital Resources, page 30

6.   You state that growth in revenues as well as proceeds received from convertible notes and equity investments from April 1, 2021 through July 23, 2021 contributed to the growth in cash to $4,125,000. Please disclose the amount of proceeds received from convertible notes and equity investments.

Note 3. Reverse Merger , page F-13

7.   Please explain to us and disclose how you accounted for the common shares issued and outstanding of Tesoro Enterprises as part of the reverse merger transaction.

Report of Independent Registered Public Accounting Firm, page F-38

8.   The unnumbered F pages after page F-37 appear to have been included in the registration

statement in error. Please remove.

General

9.   You disclose that your common stock is quoted on the Pink Open Market and that sales by the selling stockholders may be made at "fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices." Please note that the Pink Open Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, including in the Plan of Distribution, to disclose a fixed price at which the selling shareholder will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services